UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              BANC ONE Corporation
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    05943810
                                 (CUSIP Number)

                            Sherman I. Goldberg, Esq.
                          First Chicago NBD Corporation
                            One First National Plaza
                             Chicago, Illinois 60670
                                 (312) 732-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 1998
             (Date of Event Which Requires Filing of This Statement)









If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: |_|


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CUSIP No. 05943810

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FIRST CHICAGO NBD CORPORATION
       38-1984850

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  [__]
       (b)  [X]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

       WC, OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.     SOLE VOTING POWER

       128,129,274 shares (1)(2)(See Item 5)

8.     SHARED VOTING POWER

       0 shares (2)(See Item 5)

9.     SOLE DISPOSITIVE POWER

       128,129,274 shares (1)(2)(See Item 5)

10.    SHARED DISPOSITIVE POWER

       0 (2)(See Item 5)

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       128,129,274 shares (1) (See Item 5)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [X]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%  (3)

14.    TYPE OF REPORTING PERSON

       HC, CO

            (1) The reporting person disclaims beneficial ownership of 128,122,944 such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"). Beneficial ownership of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the Option Agreement described in Item 4 hereof. FIRST CHICAGO NBD CORPORATION ("FCN") expressly disclaims any beneficial ownership of such shares of BANC ONE Common Stock that are obtainable by FCN upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

            (2) Shares held in a fiduciary capacity by one or more banking or investment management subsidiaries of the reporting person are not included. The reporting person disclaims beneficial ownership of such shares. See Item 5.

            (3) Based on the number of shares of BANC ONE Common Stock subject to the Option (without giving effect to any shares issued under the Option) and the number of shares of BANC ONE Common Stock held by Hedging Corp. (see Item 5) relative to the outstanding number of shares of BANC ONE Common Stock as of March 31, 1998.


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Item 1.        Security and Issuer

      This statement relates to shares of common stock, without par value, of BANC ONE CORPORATION ("BANC ONE Common Stock"), an Ohio corporation ("BANC ONE"). The address of BANC ONE's principal executive office is 100 East Broad Street, Columbus, Ohio 43271.

Item 2.        Identity and Background

      (a) - (c) and (f). This Schedule 13D is being filed by FIRST CHICAGO NBD CORPORATION, a corporation organized and existing under the laws of the State of Delaware ("FCN"). FCN is a multi-bank holding company registered under the Bank Holding Company Act of 1956. Through its banking subsidiaries, FCN provides consumer and corporate banking products and services. FCN's lead bank subsidiary is The First National Bank of Chicago, and its other bank subsidiaries include:
NBD Bank, Detroit, Michigan; American National Bank and Trust Company of Chicago; FCC National Bank; NBD Bank, N.A., Indianapolis, Indiana; NBD Bank, Florida; and several other bank subsidiaries. In addition, FCN directly or indirectly owns various nonbank companies engaged in businesses related to banking and finance. FCN's principal executive offices are located at One First National Plaza, Chicago, Illinois 60670.

      The names of the directors and executive officers of FCN and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference.

      Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of FCN.

      (d) - (e). During the last five years, neither FCN nor, to the best knowledge of FCN, any executive officer or director of FCN, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

      Pursuant to the Option Agreement described in Item 4, BANC ONE has granted to FCN the option to purchase up to 128,122,944 shares of BANC ONE Common Stock at a price of $61.75 per share, exercisable only upon the occurrence of certain events (the "Option"). The exercise of the Option to purchase the full number of shares of BANC ONE Common Stock currently covered thereby would require aggregate funds of approximately $7,911,591,792. If FCN were to purchase shares of BANC ONE Common Stock pursuant to the Option Agreement,

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FCN currently anticipates that such funds would be provided from FCN's working capital and from borrowings from other sources yet to be determined.

Item 4.        Purpose of Transaction

      On April 10, 1998, FCN, BANC ONE and HORNET REORGANIZATION CORPORATION, a Delaware corporation ("Newco"), entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), pursuant to which BANC ONE and FCN will be merged seriatim with and into Newco, with Newco as the surviving corporation (the "Surviving Corporation") in each case (such mergers together, the "Merger"). Pursuant to the Reorganization Agreement, each outstanding share of common stock, without par value, of BANC ONE ("BANC ONE Common Stock") will be converted into one share of Newco Common Stock upon the merger of BANC ONE into Newco (the "First Effective Time"). Each stock option to acquire BANC ONE Common Stock granted under BANC ONE's stock option plans (collectively, the "BANC ONE Stock Plans") which is outstanding and unexercised immediately prior to the First Effective Time will be converted automatically at the First Effective Time into an option to purchase Newco Common Stock and will continue to be governed by the terms of the BANC ONE Stock Plans, which will be assumed by Newco. Upon the merger of FCN into Newco (the "Second Effective Time"), each outstanding share of common stock, par value $1.00 per share, of FCN ("FCN Common Stock") will be converted into the right to receive 1.62 (the "Exchange Ratio") shares of Newco Common Stock; each outstanding share of FCN Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value) ("FCN Series B Preferred"), will be converted into the right to receive one share of Newco Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value), which will have terms substantially identical to those of the FCN Series B Preferred; and each outstanding share of FCN Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value) ("FCN Series C Preferred"), will be converted into the right to receive one share of Newco Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value), which will have terms substantially identical to those of the FCN Series C Preferred. Additionally, each stock option to acquire FCN Common Stock granted under FCN's stock option plans (collectively, the "FCN Stock Plans") which is outstanding and unexercised immediately prior to such time will be converted automatically at the Second Effective Time into an option to purchase Newco Common Stock and will continue to be governed by the terms of the FCN Stock Plans, which will be assumed by Newco. The number of shares of Newco Common Stock subject to such options and the exercise price of such options will be adjusted as provided in the Reorganization Agreement to give effect to the Exchange Ratio.

      The Merger is intended to qualify as a reorganization for purposes of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and for accounting and financial reporting purposes as a pooling of interests. The Merger is subject to a number of conditions set forth in the Reorganization Agreement. The Reorganization Agreement is included as Exhibit 1 hereto and is incorporated herein by reference.

      As a condition and inducement to FCN's entering into the Reorganization Agreement (and a reciprocal stock option agreement), BANC ONE entered into the option agreement (the "Option Agreement") with FCN pursuant to which BANC ONE granted FCN the Option to

                                      -5-
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purchase up to 128,122,944 shares of BANC ONE Common Stock at a price of $61.75 per share, exercisable only upon the occurrence of certain events. The number of shares issuable upon exercise of the Option (such shares, "Option Shares") is subject to adjustment in the event that any shares of BANC ONE Common Stock are issued or otherwise become outstanding or are redeemed, repurchased or retired or otherwise cease to be outstanding after the date of the Option Agreement so that after such action the number of Option Shares equals 19.9% of the number of shares of BANC ONE Common Stock then outstanding without giving effect to any shares subject to or issued under the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of shares of BANC ONE Common Stock outstanding by reason of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares or the like by BANC ONE. Under certain circumstances set forth in the Option Agreement, BANC ONE can be required to repurchase the Option and any Option Shares at a formula price based on the difference between (x) the price paid to BANC ONE or its stockholders in certain competing transactions involving the acquisition of BANC ONE or the highest last sale price of BANC ONE Common Stock within a defined period and (y) the exercise price of the Option. The Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

      Simultaneously with the execution of the Option Agreement and the Reorganization Agreement, FCN and BANC ONE entered into a reciprocal option agreement (the "Reciprocal Option Agreement") whereby FCN granted to BANC ONE the option to purchase up to 57,150,376 shares of FCN Common Stock at a price of $94.00 per share, exercisable only upon the occurrence of certain events (the "Reciprocal Option"). The number of shares issuable upon exercise of the Reciprocal Option is subject to adjustment in the same manner as described above with respect to the Option. The shares of FCN Common Stock issuable pursuant to the Reciprocal Option would represent approximately 19.9% of the FCN Common Stock issued and outstanding. With the exception of the number of shares subject to the Reciprocal Option and the exercise price of the Reciprocal Option, the terms of the Reciprocal Option Agreement are substantially identical to the Option Agreement. The Reciprocal Option Agreement is included as Exhibit 3 hereto and is incorporated herein by reference.

      Pursuant to the Reorganization Agreement, Newco, as the Surviving Corporation in the Merger, will be incorporated in the State of Delaware. The Certificate of Incorporation of Newco at the consummation of the Merger (the "Newco Certificate") will be the certificate of incorporation of the Surviving Corporation, and the By-Laws of Newco at the consummation of the Merger (the "Newco By-Laws") will be the By-Laws of the Surviving Corporation. The Newco Certificate and the Newco By-Laws will be substantially similar to the FCN Restated Certificate of Incorporation, as amended (the "FCN Certificate") and the FCN By-Laws, as amended (the "FCN By-Laws"), respectively (except that the Newco Certificate will provide that the name of the corporation shall be "BANC ONE CORPORATION" and will authorize the issuance of 2.5 billion shares of Newco Common Stock and 50 million shares of preferred stock of Newco, and the Newco Certificate and By-Laws will provide for a board of directors of between 11 and 30 members), with such further modifications as are mutually agreed upon by BANC ONE and FCN. The FCN Certificate is set forth as Exhibit 3(A) to FCN's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the FCN By-Laws are set forth

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

as Exhibit 3(B) to FCN's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and each is incorporated by reference herein.

      The Reorganization Agreement provides that the Newco Board after the Effective Time will initially be comprised of 22 directors, including John B. McCoy, Chairman and Chief Executive Officer of BANC ONE, Richard J. Lehmann, President and Chief Operating Officer of BANC ONE, Verne G. Istock, Chairman, President and Chief Executive Officer of FCN, and David J. Vitale, Vice Chairman of FCN. Nine of the remaining directors of Newco will be designated by BANC ONE, and the other nine remaining directors of Newco will be designated by FCN. Following the Effective Time, Mr. Istock will be Chairman of the Board of Directors of the combined company, Mr. McCoy will be President and Chief Executive Officer of the combined company, and each of Messrs. Lehmann and Vitale will be a Vice Chairman of the combined company.

      Pursuant to the Reorganization Agreement, FCN and BANC ONE each have agreed not to pay dividends during the period prior to the effective time of the Merger other than regular quarterly cash dividends of not more than $.44 per share paid by FCN in respect of FCN Common Stock (and dividends on shares of FCN preferred stock pursuant to the terms thereof) and regular quarterly cash dividends of not more than $.38 per share paid by BANC ONE in respect of BANC ONE Common Stock (and dividends on shares of BANC ONE preferred stock pursuant to the terms thereof).

      Except as set forth in this Item 4, FCN has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

      The preceding summary of certain provisions of the Reorganization Agreement, the Option Agreement and the Reciprocal Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.        Interest in Securities of the Issuer

      (a) and (b). Pursuant to the Option Agreement, FCN has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to 128,122,944 shares of BANC ONE Common Stock (subject to adjustment as described in Item 4), which represents beneficial ownership of approximately 19.9% of the shares of BANC ONE Common Stock currently outstanding. If FCN were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the option granted under the Option Agreement is exercisable, FCN disclaims beneficial ownership of such shares of BANC ONE Common Stock subject to the Option Agreement.

      In addition, FCN may be deemed to be the beneficial owner of shares of BANC ONE Common Stock that are held in a fiduciary capacity by one or more banking or investment management subsidiaries of FCN (the "Fiduciary Shares"). The FCN subsidiaries have, as of March 31, 1998, sole voting power with respect to 1,014,496 shares of BANC ONE Common Stock, shared voting power with respect to 22,898 such shares, sole power to dispose of 644,125

                                      -7-
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such shares and shared disposition power with respect to 448,309 such shares.
The reporting person disclaims beneficial ownership with respect to all of the Fiduciary Shares.

      As of April 16, 1998, FCN indirectly through First Chicago Hedging Services Corporation, an indirect and wholly owned subsidiary of FCN ("Hedging Corp."), owned and had the sole voting and investment power with respect to 6,330 shares of BANC ONE Common Stock.

      To the best of FCN's knowledge, without any independent investigation, executive officers and directors of FCN may be deemed to beneficially own a de minimis number of shares of BANC ONE Common Stock.

       (c) Except to the extent of transactions in a (i) fiduciary capacity or
(ii) possible transactions by Hedging Corp. or directors or executive officers of FCN involving a de minimis number of shares of BANC ONE Common Stock, there have been no transactions in shares of BANC ONE Common Stock by FCN, or, to the best knowledge of FCN, any of FCN's executive officers and directors, during the past 60 days.

       (d)     Not applicable.

       (e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to
         Securities of the Issuer

      Except as set forth in Items 3, 4, 5 and 6, neither FCN nor, to the best knowledge of FCN, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of BANC ONE.

Item 7.        Materials to be Filed as Exhibits

                  1. Agreement and Plan of Reorganization, dated as of April 10,
            1998, by and among BANC ONE CORPORATION, FIRST CHICAGO NBD CORPORATION and HORNET REORGANIZATION CORPORATION (incorporated by reference to Exhibit 2.1 to FCN's Current Report on Form 8-K, dated April 10, 1998).

                  2. Stock Option Agreement, dated as of April 10, 1998, by and between FIRST CHICAGO NBD CORPORATION, as issuer, and BANC ONE CORPORATION, as grantee (incorporated by reference to Exhibit 99.1 to FCN's Current Report on Form 8-K, dated April 10, 1998).

                  3. Stock Option Agreement, dated as of April 10, 1998, by and between BANC ONE CORPORATION, as issuer, and FIRST CHICAGO NBD CORPORATION, as grantee (incorporated by reference to Exhibit 99.2 to FCN's Current Report on Form 8-K, dated April 10, 1998).


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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 20, 1998


                                    FIRST CHICAGO NBD CORPORATION

                                    /s/ M. Eileen Kennedy

                                    M. Eileen Kennedy
                                    Treasurer

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EXECUTIVE OFFICERS OF FCN:

Name                     Title with FCN:            Principal Occupation:

Verne G. Istock          Chairman of the Board,     Chairman, Chief Executive
                         Chief Executive Officer    Officer and President of
                         and President              FCN and The First National
                                                    Bank of Chicago ("FNBC")

Thomas H. Jeffs II       Vice Chairman              Vice Chairman of FCN
                                                    and FNBC
                                                    President of NBD Bank
                                                    ("NBD")

David J. Vitale          Vice Chairman              Vice Chairman of FCN
                                                    and FNBC
                                                    President of FNBC
                                                    Chairman of American
                                                    National Bank and Trust
                                                    Company of Chicago ("ANB")

John W. Ballantine       Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

David P. Bolger          Executive Vice President   Executive Vice President
                         President of ANB           of FCN and FNBC
                                                    President of ANB

William H. Elliott III   Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

Sherman I. Goldberg      Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

Philip S. Jones          Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

W.G. Jurgensen           Executive Vice President   Executive Vice President
                                                    of FCN and FNBC
                                                    Chairman of FCC National
                                                    Bank ("FCCNB")

Thomas J. McDowell       Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

Name                     Title with FCN:            Principal Occupation:

Timothy P. Moen          Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

Susan S. Moody           Executive Vice President   Executive Vice President
                                                    of FCN and FNBC

Andrew J. Paine, Jr.     Executive Vice President   Executive Vice President
                                                    of FCN
                                                    President of NBD, N.A.
                                                    (Indiana) ("NBD-IN")

Robert A. Rosholt        Executive Vice President   Executive Vice President
                         and Chief Financial        and Chief Financial Officer
                         Officer                    Officer of FCN and FNBC

Willard A. Valpey        Executive Vice President   Executive Vice President
                                                    of FCN and NBD

Walter C. Watkins, Jr.   Executive Vice President   Executive Vice President
                                                    of FCN and NBD


Such employment is conducted for FCN and FNBC at One First National Plaza,
   Chicago, Illinois 60670.
Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan
   48226.
Such employment is conducted for FCC National Bank at 300 King Street,
   Wilmington, Delaware 19801.
Such employment is conducted for ANB at 120 South La Salle Street, Chicago,
   Illinois 60603.
Such employment is conducted for NBD-IN at One Indiana Square, Indianapolis,
   Indiana 46266.

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DIRECTORS OF FCN:

                                                     Name, Business and
Name                     Principal Occupation        Address where Employed

Verne G. Istock          Chairman of the Board,      First Chicago NBD
                         President and Chief         Corporation
                         Executive Officer           One First National Plaza
                                                     Chicago, Illinois  60670

Terence E. Adderley      Chairman, President and     Kelly Services, Inc.
                         Chief Executive Officer     999 West Big Beaver Road
                                                     Troy, Michigan  48084

James K. Baker           Vice Chairman and Former    Arvin Industries, Inc.
                         Chief Executive Officer     One Noblitt Plaza
                                                     Columbus, Indiana  47202

John H. Bryan            Chairman of the Board       Sara Lee Corporation
                         and Chief Executive         Three First National Plaza
                         Officer                     Suite 4400
                                                     Chicago, Illinois
                                                     60602-4260

Siegfried Buschmann      Chairman and Chief          The Budd Company
                         Executive Officer           3155 West Big Beaver Road
                                                     Troy, Michigan  48007

James S. Crown           General Partner             Henry Crown and Company
                                                     222 North LaSalle Street
                                                     Suite 2000
                                                     Chicago, Illinois  60601

Dr. Maureen A. Fay       President                   University of Detroit
                                                     Mercy
                                                     4001 West McNichols
                                                     Detroit, Michigan  48221

Charles T. Fisher III    Retired Chairman            NBD Bancorp, Inc.
                                                     100 Renaissance Center
                                                     Suite 2412
                                                     Detroit, Michigan  48243

Thomas H. Jeffs II       Vice Chairman               First Chicago NBD
                                                     Corporation
                                                     One First National Plaza
                                                     Chicago, Illinois  60670

                                                     Name, Business and
Name                     Principal Occupation        Address where Employed

William G. Lowrie        President                   Amoco Corporation
                                                     200 East Randolph Drive
                                                     30th Floor
                                                     Chicago, Illinois  60601

Richard A. Manoogian     Chairman and Chief          Masco Corporation
                         Executive Officer           21001 Van Born Road
                                                     Taylor, Michigan  48180

William T. McCormick,    Chairman and Chief          CMS Energy Corporation
Jr.                      Executive Officer           330 Town Center Drive
                                                     Dearborn, Michigan  48126

Andrew J. McKenna        Chairman and Chief          Schwarz
                         Executive Officer           8338 Austin Avenue
                                                     Morton Grove, Illinois
                                                     60053

Earl L. Neal             Principal                   Earl L. Neal & Associates
                                                     111 West Washington Street
                                                     Suite 1700
                                                     Chicago, Illinois  60602

James J. O'Connor        Retired Chairman and        Unicom Corporation
                         Chief Executive Officer     P.O. Box 767
                                                     Chicago, Illinois  60690

Thomas E. Reilly, Jr.    Chairman of the Board       Reilly Industries, Inc.
                         and Chief Executive         300 North Meridian Street
                         Officer                     Indianapolis, Indiana
                                                     46204

John W. Rogers, Jr.      Chairman and President      Ariel Capital Management,
                                                     Inc.
                                                     307 North Michigan
                                                     Suite 500
                                                     Chicago, Illinois  60601

Adele Simmons            President                   The John D. and Catherine
                                                     T. MacArthur Foundation
                                                     140 South Dearborn
                                                     Suite 1100
                                                     Chicago, Illinois  60603

                                                     Name, Business and
Name                     Principal Occupation        Address where Employed

Richard L. Thomas        Retired Chairman            First Chicago NBD
                                                     Corporation
                                                     One First National Plaza
                                                     Chicago, Illinois 60670

David J. Vitale          Vice Chairman               First Chicago NBD
                                                     Corporation
                                                     One First National Plaza
                                                     Chicago, Illinois 60670


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



  Exhibit Number                           Description
        1. Agreement and Plan of Reorganization, dated as of April 10, 1998, by and among BANC ONE CORPORATION, FIRST CHICAGO NBD CORPORATION and HORNET REORGANIZATION CORPORATION (incorporated by reference to Exhibit 2.1 to FCN's Current Report on Form 8-K, dated April 10, 1998).

        2. Stock Option Agreement, dated as of April 10, 1998, by and between FIRST CHICAGO NBD CORPORATION, as issuer, and BANC ONE CORPORATION, as grantee (incorporated by reference to Exhibit 99.1 to FCN's Current Report on Form 8-K, dated April 10, 1998).

        3. Stock Option Agreement, dated as of April 10, 1998, by and between BANC ONE CORPORATION, as issuer, and FIRST CHICAGO NBD CORPORATION, as grantee (incorporated by reference to Exhibit 99.2 to FCN's Current Report on Form 8-K, dated April 10, 1998).



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